UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 10, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, April 9, 2009

Mobinil (Egypt): having reached the deadline fixed by the Arbitration Court, France Telecom requests the transfer of Mobinil shares currently held by Orascom Telecom

At the end of the 30-day period fixed by the Arbitration Court, the Mobinil shares currently held by Orascom Telecom remain under pledge due to the fact that Orascom Telecom has not yet resolved the conditions for their release with its creditor banks. The Arbitration Court's decision provided for such a situation through the insertion of a penalty of USD 50,000 per day to be levied against Orascom Telecom from April 10 until the full execution of the award.

France Telecom has requested Orascom Telecom to resolve the difficulties with its creditors as quickly as possible and to provide a clear and precise indication as to when the shares will be available. The release of pledged shares is a necessary condition for the full execution of the Arbitration Court's decision. At this stage, the necessary funds for the payment of this transaction are already available and every assurance has been given to Orascom Telecom.

If the situation remains unchanged, France Telecom reserves the possibility to enter into direct relations with Orascom Telecom's creditors as permitted by the conditions governing such pledged shares.

In line with the statement issued by Orascom Telecom on April 5, France Telecom hopes that the award will be fully executed within the shortest possible timeframe. Once this has taken place, France Telecom wishes to re-enter into discussions with the Egyptian market authorities in order to make a fair offer to minority and individual shareholders of ECMS.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had consolidated sales of 53.5 billion euros in 2008 and a customer base of more than 182 million customers in 30 countries. Orange, the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, now covers 123 million customers. At the end of 2008, the Group had 122 million mobile customers worldwide and 13 million broadband Internet (ADSL) customers in Europe. Orange is the number three mobile operator and the number one provider of broadband Internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information: www.orange.com, www.francetelecom.com, www.orange-business.com

Contacts presse

Béatrice Mandine, + 33 1 44 44 93 93, beatrice.mandine@orange-ftgroup.com

Bertrand Deronchaine, +33 1 44 44 93 93, bertrand.deronchaine@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 10, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer